UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2026 (Report No. 4)

Commission file number: 001- 38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Side Letter to Securities Purchase Agreement

On February 12, 2026, SciSparc Ltd (the “Company” or “SciSparc”) entered into a side letter (the “Side Letter”) to that certain Securities Purchase Agreement (the “SPA”) dated February 12, 2026, with an institutional investor (the “Holder”), for the issuance and sale by the Company, from time to time, of convertible promissory notes (the “Notes”), in the aggregate principal amount of up to $10,000,000, for a purchase price of 90% of the principal amount (the “Purchase Price”). Pursuant to the Side Letter, the parties agreed, among others, that notwithstanding Section 1(a) of the SPA, the principal amount of the initial Note to be issued to the Holder upon the execution of the SPA (the “Initial Note”) shall be up to $2,500,000, as determined by the Company in its sole discretion. As such, on February 12, 2026, the Company issued to the Holder an Initial Note for the principal amount of $2,000,000 for a Purchase Price of $1,800,000.

The parties also agreed that any amounts due and payable by the Company to the Holder under the consulting agreement by and between the Company and the Holder dated December 1, 2020, as amended from time to time, may, at the Company’s election, be offset against the Purchase Price payable by the Holder for the Initial Note or any additional Notes under the SPA. The Company also agreed that the Holder would deliver the Purchase Price for the Initial Note upon the filing of a resale Registration Statement covering the ordinary shares, no par value of the Company issuable upon conversion of the Initial Note and exercise of the accompanying warrant, with the Securities Exchange and Commission (the “SEC”).

The description of the Side Letter set forth above is qualified in its entirety by reference to the full text of the document, which is attached hereto as Exhibit 10.1.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670, 333-255408 and 333-293167) and on Form S-8 (File Nos. 333-278437, 333-225773, 333-286791 and 333-292952) filed with the SEC to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1	Side Letter to Securities Purchase Agreement, dated February 12, 2026, by and between SciSparc Ltd. and L.I.A. Pure Capital Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: February 17, 2026	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer and Chief Financial Officer

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